SCHEDULE 13G
Amendment Number 3
MacMillan Bloedel Ltd.
Common Stock No Par

This amends Item 5 of the Schedule
13G filed February 13, 1998,
regarding the filing persons'
position as of December 31, 1997.
The amendment checks the box to
affirm (as was reflected on the
cover pages incorporated by
reference into the Schedule) that
the filing persons' ceased to
beneficially own more than 5%.


Cusip #:554783209
Item 1:   Reporting
Person - Tiger Management L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   3,200,073
Item 7:   -0-
Item 8:   3,200,073
Item 9:   3,200,073
Item 11:  2.6%
Item 12:  IA


Cusip #:554783209
Item 1:   Reporting
Person - Tiger Performance L.L.C.
Item 4:   Delaware
Item 5:   -0-
Item 6:   2,043,627
Item 7:   -0-
Item 8:   2,043,627
Item 9:   2,043,627
Item 11:  1.6%
Item 12:  IA


Cusip #:554783209
Item 1:  Reporting Person-Julian H.
Robertson, Jr.
Item 1:  Delaware
Item 5:  -0-
Item 6:  5,243,700
Item 7:  -0-
Item 8:  5,243,700
Item 9:  5,243,700
Item 11: 4.2%
Item 12: IN

Item 1(a).MacMillan Bloedel
Ltd.

Item 1 (b).  925 West Georgia
Street, Vancouver, British
Columbia, Canada V6C 3L2

Item 2 (a). This statement is filed
on behalf of Tiger Management
L.L.C. ("TMLLC")and Tiger
Performance L.L.C. ("TPLLC").
Julian H. Robertson, Jr. is the
ultimate controlling person
of TMLLC and TPLLC.

Item 2 (b).  The address of each
reporting person is 101 Park
Avenue, New York, NY  10178.

Item 2(c). Incorporated by
reference to item (4) of
the cover page pertaining to each
reporting person.
Item 2 (d).  Common Stock No
par value.

Item 2 (e).  CUSIP Number:
554783209

Item 3.  TMLLC and TPLLC are
investment advisers registered
under Section 203 of the Investment
advisers Act of 1940.

Item 4.  Ownership as of December
31, 1997 is  incorporated by
reference to items (5) - (9) and
(11) of the cover page pertaining
to each reporting person.

Item 5.  The reporting persons have
ceased to be the beneficial owners

of more than five percent of the

class.

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable





Item 10. By signing below, I
certify that, to the best
of my knowledge and belief, the
securities referred
to above were acquired
in the ordinary course of business
and were not acquired for the
purpose of and do not have the
effect of changing or influencing
the control of the issuer of
such securities and were not
acquired in connection with or as a
participant in any transaction
having such purpose or effect.


After reasonable inquiry
and to the best of my knowledge and
belief, I certify that the
information set forth in this
statement is true, complete
and correct.


March 5, 1998

TIGER MANAGEMENT L.L.C.





/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By: /s/  Nolan Altman

Under Power of Attorney dated
1/27/95

On File with Schedule 13G for
Kohl's Corp.
2/7/95

AGREEMENT

The undersigned agree that this
Amendment Number 3 to Schedule
13G dated March 5, 1998 relating to
shares of common stock of MacMillan
Bloedel Ltd. shall be filed on
behalf of each of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/ Nolan Altman,
Chief Financial Officer


JULIAN H. ROBERTSON, JR.
By:  /s/ Nolan Altman
Under Power of Attorney dated

1/27/95 On File with Schedule 13G

for Kohl's Corp. 2/7/95